Writer’s Direct Dial: (212) 225-2864 E-Mail: jkarpf@cgsh.com

June 15, 2007

Ms. Jennifer Hardy, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Lumber Liquidators, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-142309)
(the “Registration Statement”)

Dear Ms. Hardy:

Thank you for your comments on the above-captioned Registration Statement filed on May 30, 2007 by Lumber Liquidators, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we hereby transmit, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) for filing with the Commission. Amendment No. 2 has been revised in response to the Staff’s comments and to reflect certain other changes, such as the updating of certain operational data.

Set forth below are the Company’s responses to the comments contained in your letter dated June 13, 2007. The Staff’s comments, reproduced in bold text, are followed by responses on behalf of the Company. The responses to the Staff’s comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Page references below in the Company’s responses are to the page numbers in Amendment No. 2. Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment and is solely responsible for that information.

Jennifer Hardy

Securities and Exchange Commission

Prospectus Summary, page 1

1.	We note your response to comment 8 in our letter dated May 18, 2007. However, it is still unclear how much total compensation or other remuneration that each of your directors, executive officers and key employees, including Kevin Sullivan, received over the past three years or will receive from the company. Since some of these transactions resulted in a stockholder’s deficit, please disclose as previously requested:

•	cash distributions over the past three years; and
•	any proceeds of this offering.

In response to the Staff’s comment and our subsequent discussions of this comment with the Staff on June 14, the Company has revised the disclosure on pages 1 and 2 in an effort to further clarify the arrangements among the Company, Tom Sullivan and the Company’s other directors and executive officers with respect to distributions made to them during the past three years. The Company advises the Staff that, as disclosed in the prospectus, other than the aggregate $42.6 million cash distribution to Tom in 2004, no other cash distributions have been made to Tom or any other such person during the past three years (other than their ordinary course compensation), and no such person other than Tom will receive proceeds from the offering. The Company further notes that no such cash distributions have been made to other employees during the past three years. The Company has also disclosed in the summary that Tom will be a selling stockholder in this transaction.

The Company also supplementally advises the Staff that it does not consider Kevin Sullivan to be a “key employee” for compensation or other purposes, or at least no more “key” than any of its other 12 regional managers. The stock-based agreement between Kevin and Tom Sullivan, dated as of August 1, 2005, reflects the current status of a long-standing arrangement entered into a number of years ago that predates the 2005 agreement, which Kevin and Tom entered into to reflect Kevin’s role in starting the Company’s western U.S. operations and as the Company’s first regional manager. The other elements of Kevin’s current compensation structure are not significantly different than those of the Company’s other regional managers. The stock-based agreement is primarily an arrangement between Tom and Kevin Sullivan, and the Company only acts as guarantor of the cash value of the shares to be delivered in the event that Tom does not transfer shares that he already owns to Kevin. The Company notes that there is an escrow arrangement currently in place between Tom and Kevin, for Kevin’s benefit in connection with this agreement, that covers a larger number of shares than the number expected to be transferred to Kevin as a result of with the initial public offering.

Jennifer Hardy

Securities and Exchange Commission

2.	The third paragraph on page 1 and the information on page 21 is confusing. Please disclose why you distributed cash to Tom Sullivan and declared a stock split; i.e., what is the connection to the sale of preferred stock to TA Associates? Briefly disclose your relationship to TA Associates.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2 in an effort to clarify further matters relating to the stock split, the cash distribution and the sale of convertible preferred stock to TA Associates. The Company supplementally advises the Staff that Tom approved all of these transactions and distributions in his capacity as sole director and shareholder.

3.	As requested in comment 9 in our letter dated May 18, 2007, disclose that you will be considered a “controlled” company under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees. We would not object if you provided the disclosure in your response in the prospectus.

The Company supplementally advises the Staff that it believes it will not be a “controlled company” under the New York Stock Exchange rules subsequent to the initial public offering. The Company currently estimates that neither Tom nor TA Associates will hold a majority stake after (i) the issuance of shares by the Company in the initial public offering; (ii) the sale of shares by Tom and TA Associates in the initial public offering; and (iii) the transfer of shares from Tom to Kevin Sullivan in connection with the stock-based compensation agreement between them. The Company also believes that none of these persons will be acting with the others to form a “group” for control purposes. The Company represents to the Staff that, if it learns that it will be considered a “controlled company” under the New York Stock Exchange rules, it will provide additional disclosure indicating that, although it is complying with all of the Exchange’s corporate governance standards at the time of the initial public offering, if in the future it chose not to comply with those rules, it would be entitled to take advantage of certain exceptions therefrom.

Critical Accounting Policies and Estimates, page 48

4.	We have reviewed your response to comment 15 in our letter dated May 18, 2007. Please revise your disclosure to clarify your view that any reasonably likely changes that may occur in your assumptions used to determine your allowance for anticipated sales returns and your reserve for loss or obsolescence are not expected to have a material impact on your financial condition or operating performance.

The Company has revised the disclosure on page 49 in response to the Staff’s comment.

Management, page 72

Compensation Discussion and Analysis, page 78

Jennifer Hardy

Securities and Exchange Commission

5.	We note your response to comment 19 in our letter dated May 18, 2007. Since you intend to engage in benchmarking, please disclose the peer group companies in these studies.

The Company acknowledges the Staff’s comment, and advises the Staff that it has not yet selected peer group companies for purposes of benchmarking studies regarding base salary levels. The Company has revised the disclosure on page 79 to describe the characteristics of companies that it currently expects to select as peer companies.

Annual Cash Bonus Awards, page 80

6.	We note your response to comment 21 in our letter dated May 18, 2007 that you believe disclosure of the 2006 performance target amounts based on audited earnings before income taxes, cash bonuses and non-cash stock compensation would result in competitive harm. Please provide us your analysis that demonstrates that this disclosure could cause competitive harm based on your particular facts and circumstances.

The Company respectfully submits to the Staff that it believes disclosing the specific performance targets that it applied under the bonus plan would cause it competitive harm for the reasons set forth below:

•

The performance targets were aggressive, and exceed the Company’s current internally projected performance levels for 2007 and possibly 2008. If the Company’s competitors, however, were provided with this information, they might erroneously determine that the Company expects to grow more rapidly than the Company currently anticipates. In such a situation, the Company’s competitors might react to the Company differently, and possibly more aggressively, than they currently do.

•

The performance targets were determined in early 2006, and do not reflect the Company’s current strategy. Subsequent to setting the 2006 performance targets, the Company changed its strategy, which prevented the old performance targets from being realistically achievable. By comparing the old performance targets to the Company’s new performance levels, competitors might be able to determine details about the changes in the Company’s strategy.

In addition to the Company’s views on the competitive harm that would be caused by disclosure of the 2006 bonus targets, the Company notes that the Staff did not respond to the Company’s statement that disclosure of the performance targets is not required under the applicable rules because the information is not material to the Company’s shareholders. The Company notes in particular that the targets do not reflect the Company’s current strategy, and could cause shareholders to incorrectly value the Company on the assumption that the Company will continue to believe that those targets are attainable in the near term following the Company’s current strategy. Investor misperception based on outdated targets could among other things, result in share price

Jennifer Hardy

Securities and Exchange Commission

declines if the Company fails to meet these outdated targets in the future. Accordingly, the Company would like to reiterate that it believes this information is not material to investors, for the reasons raised in the Company’s prior letter and those set forth above.

Registration Rights Agreement, page 90

7.	We have reviewed your response to comment 26 in our letter dated May 18, 2007. Please revise your disclosure to clarify that the Registration Rights Agreement does not include a liquidated damages clause and provides no penalty for liquidated damages.

The Company has revised the disclosure on page 90 in response to the Staff’s comment.

Note 10. Net Income Per Common Share, page F-18

8.	We have reviewed your response to comment 33 in our letter dated May 18, 2007. It remains unclear to us why you have equity instruments that are anti-dilutive. It appears from your disclosures in Note 7 that your options were granted with an exercise price that was equal to the fair value of your common stock at the time of grant. Please clarify how you have determined that these instruments are “out of the money.” In addition, please revise to disclose the number of antidilutive shares that were excluded from diluted EPS. Reference paragraph 40c of SFAS 128.

As noted by the Staff, the Company’s stock options, disclosed in Note 7, were granted at an exercise price equal to the fair market value of the Company’s common stock at the time of grant. Stock option grants took place in July and October 2006, and the fair value per common share had risen above the exercise price by December 31, 2006.

As prescribed by Paragraphs 17 and 21 of SFAS 128, the Company applied the treasury stock method to determine if the stock options had a dilutive effect. The Company determined that the stock options were antidilutive at December 31, 2006, as the number of shares assumed purchased using the assumed proceeds as determined pursuant to Paragraph 21 of SFAS 128 were greater than the number of shares assumed issued. For purposes of determining “assumed proceeds”, the Company included:

a)	The amount the employee must pay upon exercise of the options;

b)	The amount of compensation cost attributed to future service and not yet recognized; and

c)	The amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options.

The Company has revised the disclosure on pages F-18 and F-27 in response to the Staff’s comment to indicate the number of shares that were excluded from the calculation of diluted earnings per share because their effect was antidilutive, pursuant to Paragraph 40c of SFAS 128.

Jennifer Hardy

Securities and Exchange Commission

Note 12. Commitments and Contingencies, page F-19

9.	We note from your revised disclosures in response to comment 34 in our letter dated May 18, 2007 that you believe there is a possibility that a material loss may be incurred from the Clifford Wayne Bassett matter and the Former Executive matter. Please revise to clarify if you believe this is a “reasonable” possibility. Reference SFAS 5.

The Company has revised the disclosure on pages F-19, F-27 and F-28 in response to the Staff’s comment.

Note 4. Net Income Per Common Share, page F-26

10.	Please revise to disclose why your calculation for diluted weighted average common shares does not include shares from your Warrant Plan. Please also disclose the number of antidilutive shares that were excluded from diluted EPS and why these shares were excluded.

The Company has revised the disclosure on page F-27 in response to the Staff’s comment with regard to the Warrant Plan and to disclose the fact that no warrants were outstanding after the Former Executive’s separation from the Company in May 2006. The Company has also added disclosure of the antidilutive shares excluded from the calculation of earnings per share at March 31, 2007 as prescribed by Paragraph 40c of SFAS 128.

*        *        *        *        *

Please direct any comments or questions regarding this filing to Jeffrey D. Karpf at (212) 225-2864 or James D. Small at (212) 225-2015.

Very truly yours,

/s/    Jeffrey D. Karpf

Jeffrey D. Karpf

Enclosure

cc:	Brigitte Lippman
Patricia Armelin
John Cash
Securities and Exchange Commission

Jeffrey W. Griffiths
Daniel E. Terrell
E. Livingston B. Haskell
Lumber Liquidators, Inc.

Robert E. Buckholz, Jr.
Sullivan & Cromwell LLP